EXHIBIT (a)(5)(B)

Transcript of
Nortel Conference Call

Tuesday, April 26, 2005, 9:00 a.m. EST

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to the Nortel conference call. During the presentation all participants will be in a listen only mode, after which we will conduct a question and answer session. At that time if you have a question please press the 1 followed by the 4 on your telephone. As a reminder this conference is being recorded Tuesday, April 26th, 2005. I would now like to turn the conference over to Mr. Bill Durling, vice president corporate communications for Nortel. Please go ahead sir.

Bill Durling:
Good morning and thank you for joining the call. Before we begin the call I will read a few preliminary legal notices. The tender offer for the outstanding shares of PEC has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of PEC. At the time the offer is commenced Nortel’s US subsidiary, Nortel Networks will file a tender offer with the Securities and Exchange Commission, and PEC will file a solicitation and recommendation statement with respect to the offer.

When they become available PEC security holders should read the tender offer statement including an offer to purchase, a related letter of transmittal and other offered documents and a solicitation and recommendation statement carefully because they will contain important information with respect to the tender offer. Those materials will be made available to PEC security holders by NNI and PEC respectively at no expense to them. In addition, all of those materials and all other offered documents filed with the Securities and Exchange Commission will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov.

Please note that any statements made during this call that are not historical facts are forward looking statements. The results or events described in these statements may differ materially from actual results or events. Factors that could affect such statements are discussed more fully in the press release issued today concerning the acquisition of PEC Solutions.

Now that that’s over I just want to let you know that on the call this morning we have Bill Owens, vice chairman and chief executive of Nortel. We have Chuck Saffell who is president of Federal Network Solutions at Nortel, and David Karlgaard, CEO of PEC. After opening remarks by Mr. Owens, Mr. Saffell and Mr. Karlgaard we will be, Mr. Saffell and Mr. Karlgaard will be available for our question and answer period. With that I’d like to turn it over to Mr. Bill Owens.

Bill Owens:

Well thank you Bill and ladies and gentlemen it’s a real pleasure to welcome you to our announcement this morning. Back in August of 2004 I announced that we would be looking aggressively at three new important business areas, services, security and federal government business. This is the culmination of a detailed search for a great company as an acquisition to bring the knowledge of the US federal workplace to Nortel.

We have found a great company in PEC. We have done enormous due diligence with them. They have built a terrific federal services company. And with Chuck Saffell, the head of Nortel Federal Systems, we have found a coming together that should give us a great advantage in the federal marketplace.

We know this is a good marketplace. It is sizeable as it exists today and is likely to grow as we go into the future. This is another element of Nortel’s commitment to win, and we have a number of things that we have announced and there will be a continuing flow of new information as Nortel continues down this pathway, playing to win.

So with that I would very much like to introduce Chuck Saffell to you. And he and Dave Karlgaard will discuss this acquisition that we’re announcing this morning. I welcome Dave and our friends at PEC to the Nortel family. This is the beginning of a great business area for Nortel. And I’m very pleased that it has come together. So thank you very much and Chuck would you make a few comments please.

Chuck Saffell:
Thank you very much Bill and I certainly share your excitement. It’s a great day for Nortel, and it’s a great day for PEC, and quite frankly I think it’s a great day for our clients as well, because the joining of these two great companies is going to allow us to provide greater capability to the United States federal government.

The acquisition of PEC truly does demonstrate Nortel’s unwavering commitment to, as Bill mentioned, the strategic business initiatives of government, services and security. The acquisition will aggressively position Nortel in this very large U.S. IT market which is somewhere north of $60 billion dollars and continuing to grow at a very nice steady rate.

This market is characterized by consistency and steady growth as we’ve seen historically and growing over the last few years at about 4% CAGR. And this joining of these two companies that are very complementary, Nortel’s technology and its engineering background and history of over 110 years, joining with PEC’s IT services capability, as Bill mentioned, its knowledge of the U.S. federal market, its agility in that market. And the connection of the two truly is going to build a powerhouse of action for Nortel and the new organization, being the combination of Nortel PEC Solutions.

The acquisition of PEC is truly going to provide an accelerator for Nortel to compete more fully and completely in the government market. Upon completion of the transaction as I mentioned, the combined organization will be called Nortel PEC Solutions. And we’re combining the capabilities of PEC and Nortel and we are doing it in such a way that the continuity of our service to our customers will continue and we won’t miss a beat.

This brings a much greater offering to our existing partners, much greater offering to future new partners, and as I said earlier, a much greater offering to our end customers and clients, the government of the United States, and its customers, being the people of this great country. There’s a significant synergy that will be realized with these complementary services capability so that we can participate more fully in the total lifecycle solutions and opportunities to introduce Nortel technology into new agencies and also combining the capabilities that Nortel brings to the security market and so does PEC.

This strategic initiative really enhances our presence in the market by providing a platform that permits Nortel to compete more fully and openly in the US government marketplace. As I indicated PEC’s reach in the civil government, in the intelligence agency and Defense Departments with Nortel’s installed base will generate greater opportunities to provide a much fuller portfolio of end-to-end solutions for the government customer and again our existing and future partners.

With a very strong contract position, Nortel PEC Solutions will be able to really bring combined solutions to a customer very rapidly, and then stay to provide that lifecycle support and service throughout the entire evolution of the engagement. This acquisition will allow Nortel to highlight and also enhance our brand and image with the US government market.

Aligning our Nortel very strong Wireless capability with PEC’s trusted position in Homeland Security for example, will generate significant opportunities on several of the large activities and offerings that are vital to government departments, this government department in particular. Nortel’s convergence solutions will be enhanced by PEC’s integration and program management capabilities.

I am extremely excited and I am very impressed by PEC’s leadership and their position in the market, and I would like to take this opportunity to turn the conference over to the CEO of PEC, Dr. David Karlgaard.

David Karlgaard:
Well thank you Chuck. It’s truly a pleasure to be here today to talk to you with Bill and Chuck about this joining of our two companies. For some of you, you may know a little bit about our background, but we’ve been in business for about 20 years, we’re celebrating our 20th anniversary this year and during that time we’ve grown to be a major player in the government professional services and solutions marketplace.

Our vision 20 years ago was to reach the level of being really a dominant player in this market and we think this step really is a capstone to that vision, because it gives us the strength and the reach and the power to be a top tier player in this marketplace.

We combine very well with Nortel and complement the solutions they bring by adding a very strong government IT experience and knowledge base. We know this client space very well because we’ve been working in it so long. And of course we bring the services complement as well as the security complement to this combined team. We look forward to a good strong growing business as we move forward.

We’ve always focused on client satisfaction, and in particular on working with our clients in their primary missions. So we’re right there at the heart of our clients’ activities to solve many national priorities. And as part of that we’ve develop customized systems with a great deal of specialized security and interoperability that’s required in the complex integration of government solutions.

We have a talented workforce that we feel very comfortable with and very proud of approximately 1,700 employees in about 30 offices around the U.S., mostly in the Washington, D.C. area. We have a very broad and diversified client base, I’ll just name a few of these clients as examples. The U.S. Secret Service, the U.S. Coast Guard, the Department of Homeland Security, the Department of Justice, the Federal Bureau of Investigation, the U.S. Marshall Service, the Department of Defense, the U.S. Postal Service, the Department of Veterans Affairs and of course many, many other clients. We think that high diversification of clients will allow a broader penetration of the combined companies into this very attractive marketplace.

And again to kind of close, we look forward to this relationship. We think there’s a lot of potential and we’re ready to step up to the plate here and be a major part of this team. So with that I’d like to turn the line back over to Bill.

Bill Durling:
Thank you, David. Operator we’re ready to enter the Q&A session of the call.

Operator:
Thank you. Ladies and gentlemen if you would like to register a question please press the 1 followed by the 4 on your telephone. You will hear a 3-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration please press the 1 followed by the 3. If you’re using a speakerphone please lift your handset before entering your request. One moment please for the first question. Our first question comes from the line of Pat Chiefalo from Merrill Lynch, Toronto, Ontario. Please proceed with your question.

Question:
Thanks very much, just two quick questions this morning gentlemen. First, can you sort of talk about how much of the business at PEC Solutions is recurring revenue? And secondly can you sort of walk us through your thinking on the valuation for the price being paid? Thanks.

David Karlgaard:

This is Dave, I can address the first part of that question. We have a continuing relationship with many of our clients that have been with us for many, many years. Our traditional repeat business ratio is something like 90%, so we have a deep and lasting relationship with many of our clients. And of course every year we’re looking for that new layer of additional clients that gives us another growth dimension.

Chuck Saffell:
Now this is Chuck Saffell, I’ll pick up the second one. With regards to your question about the value I think of the acquisition to Nortel, obviously we’ve discussed the strategic piece. The agreement provides for Nortel to acquire PEC at approximately a 28% premium for the PEC stockholders based on a 30 day trailing average. And that is representative of this IT government marketplace. So we think it’s a very fair deal and we also think it’s of great value and appropriate.

Operator:
Thank you. Our next question comes from the line of Ehud Gelblum from JP Morgan, New York, New York. Please proceed with your question.

Question:
Thank you very much. A couple of questions if I could. First of all in terms of the, just a quick just question given that Nortel is actually a Canadian company would there be to the best of your knowledge any restriction on the, on some of the business in the addressable market that you could go after that might be sensitive from a defense perspective such that only a U.S. based company will be allowed to compete for that market? That will be question one.

The second question is Chuck as you look at how this fits in with Nortel’s strategy, moving more into I guess the government space, what else, should we look for more types of acquisitions like this? Size wise this is kind of what you’re looking for? What other kinds of things would fit in with this strategy as you move more into the federal government space, and what does this do to the percent of your revenue from federal? Does this double it? How does this kind of, how should we look at this with respect to your whole federal strategy I guess going forward?

Chuck Saffell:
Okay, let me answer the first question first, which is the, we will be establishing a wholly owned subsidiary of Nortel, and it will be called Nortel PEC Solutions. And it will be a U.S. entity, and it will be totally unencumbered by the past, correction, by the Canadian roots of the parent company. So that’s part of our reasoning with regards to the acquisition as not only the great fullness in the complementary capabilities that PEC provides, but also as a platform for this U.S. entity which will allow us to have full and open and direct access to the entire US market, including in the classified arena and in all of the different parts of government.

Question:
And that’s good enough.

Chuck Saffell:
With regards to your second question, this truly does build on the capabilities of Nortel. Now we have not disclosed the exact size of Nortel’s current government business, because we haven’t broken it out quite frankly. But clearly we’re doing this business and we believe that there is significant opportunity to expand and grow our revenues through our government channels that we deal with today, new partners that we’ll make in the future and also the relationships and the positioning that PEC has established in this market.

So we see a significant, as David had talked about in his remarks, positioning for size and with size gives you access in this market and allows you to be flexible and compete on large government contracts, bundled contracts, etcetera. So we think we have about the right size now to move out smartly into this arena. As far as the future goes we’ll look at that as the business case develops with regards to our integration, our strengths and as any business would do, would always keep its options open for moving in and acquiring perhaps other activities that support the business strategy.

Question:
Okay, great. Thank you.

Operator:
Thank you. Our next question comes from the line of Scott Moritz from The Street.com, New York, New York. Please proceed with your question.

Question:
Yes, thanks. More on the, your ability as a foreign entity to get involved with sensitive areas of the U.S. government. I’m sure you’ve had talks, you know I suppose this separate entity in the U.S. would allow you some ability, but have you been in talks with federal officials and have they given you some assurances of it?

Chuck Saffell:
Yes, this is a standard practice, and if you can look at other companies in the space that operate in this environment they have special security arrangements with the U.S. government which allows them to compete in full and open. There are some restrictions with regards to the communications and influence from the parent. And those are clearly documented and are easily understood, and we will comply with those to the letter. And we expect to be fully unfettered in the federal arena to be able to operate across the entire spectrum of the U.S. federal government, from intelligence agencies, the Department of Defense through all civil governments. Nortel today operates that way, but we have some significant restrictions which will be lifted as we create this U.S. entity and function in this market as the combined Nortel PEC Solutions.

Operator:
Thank you. Our next question comes from the line of Alex Henderson from CitiGroup, New York, New York. Please proceed with your question.

Bill Durling:
Operator, I’m sorry, this is Bill. This will be our last question.

Question:
Thanks, this is Mike Kennedy for Alex Henderson. Two questions, one is how much of a relationship do Nortel and PEC have today, for instance of the equipment resale that PEC is doing in its current book of business? To what extent is Nortel equipment involved? And secondly, if you could just comment on the tone, current tone of federal spending over the last couple of quarters with some of the smaller data networking companies that sell into the federal government vertical? We’ve heard some pretty negative comments about, certainly about domestic spending and budget priorities and really disappointing results in the federal, from the federal government. So I’m wondering what you’re seeing at this particular time and what the outlook there is going forward?

Chuck Saffell:
Okay, let me take the first one with regards to the relationship with PEC and Nortel. That relationship is essentially very minor. We have not had any significant relationship in the past with PEC in the reseller business. I’m sure as they’ve done business in the federal government they’ve come across Nortel capability and equipment, because it’s there. But they have not functioned as a reseller or a channel for Nortel in the past. And going forward they are a, in the business of solving problems for their customers. And they will solve those customers — solve their customer clients with the best equipment and capability that they can acquire. So we will be supporting them with solutions and our capabilities to highlight those, but in all business it’s the customer makes the final choice.

With regards to your second question of the size of the market and what the market has been doing, the U.S. federal government spending in IT is very large. It’s anticipated to be approximately $65 billion forecast for 2006. It’s had a steady 4% growth and is forecast to continue to have a 4% CAGR for the next several years. What’s of interest I think is where the government is spending that money, and that is certainly a sweet spot for this new entity being Nortel PEC Solutions. And in particular Homeland Security, the forecast for the 2006 budget for the federal government is an increase of 23% in Homeland Security. Homeland Security is currently a customer of Nortel and is a very large customer of PEC. So we think that we’re positioning ourselves very well in this market and we think that this market is very stable and has growth potential and has as we say you.... long term contracts, very stable contracts that last many, many years. And when you become part of that contract it allows a very predictable revenue generation and cash flow.

Bill Durling:
Actually I’d like to thank you Chuck for summing that up. And that concludes the question and answer period of our call. Thank you very much for joining the call and have a great day.

Operator:

Thank you. Ladies and gentlemen that does conclude the conference call for today. We thank you for your participation and we ask that you please disconnect your lines. Thank you and have a nice day.

Certain information included in this transcript is forward-looking and is subject to important risks and uncertainties. The results or events described in these statements may differ materially from actual results or events. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance” and similar expressions and variations thereof, identify certain of such forward-looking statements. These forward-looking statements represent the intentions, plans, expectations, and beliefs of Nortel or other identified persons, and are subject to risks, uncertainties, and other factors, many of which are beyond the control of Nortel. In particular, statements relating to the tender offer, the expected date of closing of the tender offer and the merger, management, potential benefits of the transaction, and expected integration, growth and improved customer service benefits are forward-looking statements. Important factors that could cause actual results or events, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: uncertainties as to the timing of the tender offer, the probability of completion of the acquisition of PEC, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of IT solutions, the level of government IT expenditures, difficulties encountered in integrating companies and technologies, and Nortel’s ability to realize the anticipated cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of PEC.

In addition, these results or events may be affected by the outcome of regulatory and criminal investigations and civil litigation actions related to Nortel’s restatements and the impact any resulting legal judgments, settlements, penalties and expenses could have on Nortel’s results of operations, financial condition and liquidity; the findings of Nortel’s independent review and implementation of recommended remedial measures; the outcome of the independent review with respect to revenues for specific identified transactions, which review will have a particular emphasis on the underlying conduct that led to the initial recognition of these revenues; the restatement or revisions of Nortel’s previously announced or filed financial results and resulting negative publicity; the existence of material weaknesses in Nortel’s internal controls over financial reporting; the impact of Nortel’s and Nortel Networks Limited’s (“NNL”) failure to timely file their financial statements and related periodic reports, including breach of its support facility and public debt obligations and Nortel’s inability to access its shelf registration statement filed with the United States Securities and Exchange Commission (“SEC”); ongoing SEC reviews, which may result in changes to their respective public filings; the potential delisting or suspension of Nortel’s and NNL’s publicly traded securities; the impact of management changes, including the termination for cause of Nortel’s former CEO, CFO and Controller in April 2004; the sufficiency of Nortel’s restructuring activities, including the work plan announced on August 19, 2004 as updated on September 30, 2004, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; cautious or reduced spending by Nortel’s customers; fluctuations in Nortel’s operating results and general industry, economic and market conditions and growth rates; fluctuations in Nortel’s cash flow, level of outstanding debt and current debt ratings; Nortel’s ability to recruit and retain qualified employees; the use of cash collateral to support Nortel’s normal course business activities; the dependence on Nortel’s subsidiaries for funding; the impact of Nortel’s defined benefit plans and deferred tax assets on results of operations and Nortel’s cash flow; the adverse resolution of class actions, litigation in the ordinary course of business, intellectual property disputes and similar matters; Nortel’s dependence on new product development and its ability to predict market demand for particular products; the impact of rapid technological and market change; the impact of price and product competition; barriers to international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization and consolidation in the telecommunications industry; changes in regulation of the Internet; the impact of the credit risks of Nortel’s customers and the impact of customer financing and commitments; stock market volatility generally and as a result of acceleration of the settlement date or early settlement, which is currently not available, of Nortel’s forward purchase contracts; the impact of Nortel’s supply and outsourcing contracts that contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; and the future success of Nortel’s strategic alliances. For additional information with respect to certain of these and other factors, see the most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed by Nortel with the SEC. Unless otherwise required by applicable securities laws, Nortel disclaims any intention or obligation to update or revise any information contained in this transcript, including any forward-looking statements, whether as a result of new information, future events or otherwise.